Exhibit 99.1

BeyondSpring Provides Operational Update for Second Quarter of 2017

New York (N.Y.), August 21, 2017—BeyondSpring Inc. (NASDAQ Capital Markets: BYSI) (“BeyondSpring” or the “Company”), a late-stage clinical biopharmaceutical company focusing on the development of a pipeline of innovative immuno-oncology cancer therapies, today provided an operational update for the second quarter of 2017 along with its financial results for the six months ended June 30, 2017.

“During the second quarter of 2017, we continued to advance our two registrational clinical trials for our lead asset, Plinabulin, a first in class immuno-oncology agent. In our chemotherapy-induced neutropenia program, we are pleased to have enrolled the first U.S. patient in our Phase 2/3 “105” study, and received U.S. FDA approval to initiate the Phase 2/3 “106” study,” said Dr. Lan Huang, Co-Founder, Chairman and CEO of BeyondSpring. “We recently received China FDA’s (CFDA) approval of our Clinical Trial Applications (CTA) to initiate the “105” and “106” studies in China. These approvals came just one month and five months after we submitted the respective CTAs for review by the CFDA, which is significantly shorter than the review period many western pharmaceutical companies are experiencing from the agency. We believe that these approvals underscore BeyondSpring's ability to effectively and quickly navigate the Chinese regulatory requirements, thereby reducing our time to initiate our clinical trials.”

Dr. Huang concluded, “Patient enrollment is continuing in our Phase 3 “103” trial, which is studying Plinabulin’s effect on overall survival in Non-Small Cell Lung Cancer patients who have targeted measurable lesions. We believe that BeyondSpring is well positioned to advance this study, with quality data generated from the large cancer population in China, supporting a slower rate of enrollment occurring in many markets, including the United States. These markets are being impacted by increased competition for patients and low patient participation in clinical trials, particularly for novel oncology agents. We expect interim Phase 3 data from the “103” study during 2018.”

Recent Business Highlights

•          In June 2017, the China Food and Drug Administration approved the Company’s Clinical Trial Applications to allow the initiation of BeyondSpring’s two global Phase 2/3 trials for Plinabulin, for the prevention of chemotherapy-induced neutropenia in China. The Company expects to report data from the Phase 2 portion of the “105” study in the second half of 2017.

•          Collaborators at the Fred Hutchinson Cancer Center and the University of Washington initiated a study of Plinabulin in combination with Nivolumab for the treatment of Non-Small Cell Lung Cancer. The Plinabulin/Nivolumab combination is currently being studied in two investigator-sponsored trials, and BeyondSpring anticipates initial safety data to be available in the second half of 2017.

•          Subsequent to the end of the second quarter, BeyondSpring received 3 million RMB, or approximately $400,000, in non-dilutive funding from the Chinese government. The Company plans to use these proceeds towards funding its pre-clinical pipeline.

Results of The Six Months Ended June 30, 2017

Cash and cash equivalents were $49.0 million as of June 30, 2017, compared to $11.7 million as of December 31, 2016, and $54.6 million at March 31, 2017.  The increase is attributable to approximately $48 million in net cash provided by the March 2017 IPO and concurrent private placement.

Research and Development expenses for the six months ended June 30, 2017 totaled $58.9 million, of which $42.3 million represented payment to NPBSIPO Liquidating Trust settled by share issuance for the global rights to Plinabulin, excluding China and Hong Kong, as negotiated in January 2013 with Dalian Wanchun Biotech. Research and development expenses for the same period in 2016 were $4.7 million. The increase was also attributable to increased costs related to the ongoing Phase 3 trial in advanced Non-Small Cell Lung Cancer and Phase 2/3 trials for chemo-therapy-induced neutropenia, including patient enrollment, investigator site and additional drug cost.

General and administrative expenses for the six months ended June 30, 2017 totaled $3.9 million, compared to $0.9 million for the six months ended June 30, 2016.  The increase in G&A expenses was primarily due to an increase in personnel cost and higher costs related to being a public company.

Net loss attributable to BeyondSpring for the six months ended June 30, 2017 was $60.7 million, of which $42.3 million represents payment to NPBSIPO Liquidating Trust settled by share issuance for the global rights to Plinabulin, excluding China and Hong Kong, as negotiated in January 2013 with Dalian Wanchun Biotech. Net loss attributable to BeyondSpring for the same period of 2016 was $5.4 million.

About BeyondSpring

BeyondSpring is a global clinical stage biopharmaceutical company developing innovative immuno-oncology cancer therapies with a robust pipeline from internal development and from collaboration with Fred Hutchinson Cancer Research Center and University of Washington. BeyondSpring’s lead asset, Plinabulin, is in a Phase 3 clinical trial as a direct anticancer agent in non-small cell lung cancer and a Phase 2/3 clinical program in the prevention of chemotherapy-induced neutropenia. BeyondSpring has a seasoned management team with many years of experience bringing drugs to market.

About Plinabulin

Studies on Plinabulin's method of action indicate that Plinabulin activates GEF-H1, a guanine nucleotide exchange factor. GEF-H1 activates downstream transduction pathways leading to the activation of the protein c-Jun. Activated c-Jun enters the nucleus of dendritic cells to upregulate immune-related genes, which contributes to the up-regulation of a series of genes leading to dendritic cell maturation, T-cell activation and other effects that prevent neutropenia.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements that are not historical facts. Words such as "will," "expect," "anticipate," "plan," "believe," "design," "may," "future," "estimate," "predict," "objective," "goal," or variations thereof and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are based on BeyondSpring's current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the anticipated amount needed to finance the company's future operations, unexpected results of clinical trials, delays or denial in regulatory approval process, our expectations regarding the potential safety, efficacy or clinical utility of our product candidates, or additional competition in the market. The forward-looking statements made herein speak only as of the date of this release and BeyondSpring undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.
###

Investor Relations:
Garth Russell / Steve Silver
KCSA Strategic
Communications
P: +1-212-896-1250 / 212-896-1220
grussell@kcsa.com  / ssilver@kcsa.com

Media Relations:
Caitlin Kasunich / Amy Singh
KCSA Strategic
Communications
212.896.1241 / 212.896.1207
ckasunich@kcsa.com  / asingh@kcsa.com

BEYONDSPRING INC.

AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2016 AND

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2017

(In thousands of U.S. Dollars (“$”), except share and per share amounts)

		December 31,	June 30,
	Note	2016	2017
		$	$
		(Audited)	(Unaudited)

Assets

Current assets:
Cash		11,687	48,980
Advances to suppliers		799	1,276
Deferred IPO costs	2	1,861	-
Prepaid expenses		176	338
Other current assets		184	227
Total current assets		14,707	50,821

Noncurrent assets:
Property and equipment, net	3	80	87
Other noncurrent assets		121	210
Total noncurrent assets		201	297

Total assets		14,908	51,118

Liabilities and equity

Current liabilities:
Accounts payable		444	2,030
Due to related parties	4	210	2
Government grants	2	288	295
Accrued expenses		1,432	584
Other current liabilities		235	301
Total current liabilities		2,609	3,212

Total liabilities		2,609	3,212

Commitments and contingencies	9

Equity:
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized; 16,879,628 shares and 22,844,962 shares issued and outstanding as of December 31, 2016 and June 30, 2017, respectively)	1 6	2	2
Additional paid-in capital	6	44,369	141,143
Accumulated deficit	6	(32,128)	(92,865)
Accumulated other comprehensive loss	6	(91)	(94)

Total BeyondSpring Inc.’s equity		12,152	48,186
Noncontrolling interests	6	147	(280)
Total equity		12,299	47,906

Total liabilities and equity		14,908	51,118

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEYONDSPRING INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017

(In thousands of U.S. Dollars (“$”), except share and per share amounts)

(Unaudited)

		Six months ended June 30,
	Note	2016	2017
		$	$

Revenue		-	-

Operating expenses:
Research and development, including patent cost of $42,259 expensed for the six months ended June 30, 2017	9	(4,674)	(58,936)
General and administrative		(931)	(3,884)

Loss from operations		(5,605)	(62,820)
Foreign exchange gain, net		7	203
Interest income		6	30

Loss before income tax		(5,592)	(62,587)
Income tax benefit	5	-	-

Net loss		(5,592)	(62,587)
Less: Net loss attributable to noncontrolling interests		(203)	(1,850)
Net loss attributable to BeyondSpring Inc.		(5,389)	(60,737)

Net loss per share
Basic and diluted	8	(0.34)	(3.05)

Weighted-average shares outstanding
Basic and diluted	8	15,750,000	19,916,446

Other comprehensive loss
Foreign currency translation adjustment loss		(39)	(5)
Comprehensive loss		(5,631)	(62,592)
Less: Comprehensive loss attributable to noncontrolling interests		(219)	(1,852)
Comprehensive loss attributable to BeyondSpring Inc.		(5,412)	(60,740)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEYONDSPRING INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017

(In thousands of U.S. Dollars (“$”))

(Unaudited)

		Six months ended June 30,
	Note	2016	2017
		$	$

Operating activities:
Net loss		(5,592)	(62,587)
Adjustments to reconcile net loss to net cash from operating activities:
Research and development expense settled by shares issuance	9	-	42,259
Share-based compensation	10	-	8,756
Depreciation expenses		9	13

Changes in operating assets and liabilities:
Advances to suppliers		(115)	(477)
Prepaid expenses		-	(162)
Other current assets		(22)	(43)
Other noncurrent assets		(32)	(89)
Accounts payable		992	1,586
Amounts due to related parties		(20)	(208)
Accrued expenses		(208)	476
Other current liabilities		(30)	66

Net cash used in operating activities		(5,018)	(10,410)

Investing activities:
Acquisitions of property and equipment		(34)	(20)

Net cash used in investing activities		(34)	(20)

Financing activities:
Proceeds from issuance of ordinary shares, net of underwriting discount		-	50,505
Payment of initial public offering costs		(90)	(2,783)
Net cash (used in) provided by financing activities		(90)	47,722

Effect of foreign exchange rate changes, net		(47)	1

Net (decrease) increase in cash and cash equivalents		(5,189)	37,293
Cash at beginning of period		10,821	11,687

Cash at end of period		5,632	48,980

Non-cash activities:

Initial public offering costs accrued in accrued expenses and other current liabilities		610	-
Research and development expense settled by shares issuance	9	-	42,259

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

1.	Nature of the business and basis of preparation

BeyondSpring Inc. (the “Company”) was incorporated in the Cayman Islands on November 21, 2014. The Company and its subsidiaries (collectively, the “Group”) are principally engaged in clinical stage biopharmaceutical activities focused on the development of innovative cancer therapies. The Company is under the control of Mr. Linqing Jia and Dr. Lan Huang as a couple (collectively, the “Founders”) since its incorporation.

On March 14, 2017, the Company completed its initial public offering (“IPO”) on the NASDAQ Capital Market. 174,286 ordinary shares were sold at $20.00 per share (the “IPO Price”). In conjunction with the IPO, 2,541,048 ordinary shares were sold in a private placement to certain investors at the same IPO Price. Net proceeds from the IPO and private placement after deducting underwriting discount and offering expenses were $47,184. The underwriting discount and offering expenses including those recorded as deferred IPO costs were recorded as a reduction of the proceeds received from the IPO in the shareholders’ equity. Immediately prior to the IPO, the Company issued 2,112,963 ordinary shares to NPBSIPO Liquidating Trust, or Nereus Trust in connection with termination of royalty payment arrangement (Note 9).

As at June 30, 2017, the subsidiaries of the Company are as follows:

Name of company	Place of incorporation	Date of incorporation	Percentage of ownership by the Company	Principal activities

BeyondSpring Pharmaceuticals Inc.	Delaware, United States of America (“U.S.”)	June 18, 2013	100%	Clinical trial activities

BeyondSpring Ltd.	The British Virgin Islands (“BVI”)	December 3, 2014	100%	Holding company

BeyondSpring (HK) Limited	Hong Kong	January 13, 2015	100%	Holding company

Wanchun Biotechnology Limited	BVI	April 1, 2015	100%	Holding company

Wanchun Biotechnology (Shenzhen) Ltd.	The People’s Republic of China(“PRC”)	April 23, 2015	100%	Holding company

Dalian Wanchunbulin Pharmaceuticals Ltd. (“Wanchunbulin”)	PRC	May 6, 2015	60%	Clinical trial activities

BeyondSpring Pharmaceuticals Australia PTY Ltd. (“BeyondSpring Australia”)	Australia	March 3, 2016	100%	Clinical trial activities

The accompanying unaudited interim condensed consolidated balance sheet as of June 30, 2017, the unaudited interim condensed consolidated statements of comprehensive loss and cash flows for the six months ended June 30, 2016 and 2017, and the related footnote disclosures are unaudited. These unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2016. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

1.	Nature of the business and basis of preparation (continued)

In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Group for each of the periods presented. The results of operations for the six months ended June 30, 2017 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2017. The consolidated balance sheet as of December 31, 2016 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2016.

2.	Summary of significant accounting policies

Basis of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting years. Significant estimates and assumptions reflected in these financial statements include, but are not limited to clinical trial accrual, share-based compensation, valuation allowance for deferred tax assets and estimates of useful life for property and equipment. Estimates are periodically reviewed in light of changes in circumstances, facts and experiences. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Deferred initial public offering (‘‘IPO’’) costs

Direct costs incurred by the Company attributable to its proposed IPO of ordinary shares in the United States have been deferred and recorded as deferred IPO costs in the consolidated balance sheets and were charged against the gross proceeds received from such offering.

Government grants

Government grants relating to the acquisition of plant and equipment are recognized in the consolidated balance sheets upon receipt and amortized as other income over the weighted average useful life of the assets purchased under the related subsidized capital project. Government grants for Dalian Wanchun Pharmaceutical Co., Ltd. (“Wanchun Pharma”) amounting to $323 (RMB2,000) were received in December 2014. The government grant was transferred to Wanchunbulin since Wanchun Pharma was liquidated in August 2015. The Company included such government grant under current liabilities as the amendment procedures for changing the beneficiary to Wanchunbulin was still under review of the local government, and there were no credits to profit or loss for the six months ended June 30, 2017.

Fair value measurements

Financial instruments of the Company primarily include cash, advances to suppliers, amounts due to related parties and accounts payable. As of December 31, 2016 and June 30, 2017, the carrying values of these financial instruments approximated their fair value due to their short term nature.

The Company applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Fair value measurements (continued)

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1— Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2 —Other inputs that are directly or indirectly observable in the marketplace.

•	Level 3 —Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Share-based compensation

Awards granted to employees

The Company applies ASC 718, Compensation—Stock Compensation ("ASC 718"), to account for its employee share-based payments. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or equity award. All the Company's grants of share-based awards to employees were classified as equity awards and are recognized in the financial statements based on their grant date fair values. Specifically, the grant fair value of the restricted shares is based on the quoted market price of the Company’s ordinary shares. The Company has elected to recognize compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards for all employee equity awards granted with graded vesting based on service condition. The Company uses the accelerated method for all awards granted with graded vesting based on performance conditions. The Company elected to account for forfeitures in the period they occur as a reduction to expense.

Awards granted to non-employees

The Company has accounted for equity instruments issued to non-employees in accordance with the provisions of ASC 718 and ASC 505, Equity. All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty's performance is completed as there is no associated performance commitment. The expense is recognized in the same manner as if the Company had paid cash for the services provided by the non-employees in accordance with ASC 505-50, Equity-based Payments to Non-Employees.

Modification of awards

A change in the terms or conditions of the awards is accounted for as a modification of the award. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the fair value of the awards and other pertinent factors at the modification date. For vested awards, the Company recognizes incremental compensation cost in the period the modification occurs. For unvested awards, the Company recognizes over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost the Company recognizes is the cost of the original award. There were no modifications to the awards during the six months ended June 30, 2017.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Recently adopted accounting pronouncements

In May 2017, the FASB issued Accounting Standards Update (“ASU”) 2017-09, Compensation–Stock Compensation (Topic 718): Scope of Modification Accounting, clarifying when a change to the terms or conditions of a share-based payment award must be accounted for as a modification. The new guidance requires modification accounting if the fair value, vesting condition or the classification of the award is not the same immediately before and after a change to the terms and conditions of the award. The new guidance is effective for the Company on a prospective basis beginning on April 1, 2018, with early adoption permitted. The Company does not expect the adoption of ASU 2017-09 to have significant impact on its consolidated financial statements.

3.	Property and equipment, net

Property and equipment consists of the following:

	December 31,	June 30,
	2016	2017
	(Audited)	(Unaudited)

Office equipment	17	23
Laboratory equipment	49	62
Furniture	2	2
Motor vehicles	23	24
Leasehold improvements	13	13

	104	124
Less: accumulated depreciation	(24)	(37)

Property and equipment, net	80	87

Depreciation expenses for the six months ended June 30, 2016 and 2017 were $9 and $13, respectively.

4.	Related party transactions

Dr. Lan Huang

During the three months ended March 31, 2016, Dr. Lan Huang provided consulting services to the Company at a fee of $75, and became an employee of the Company since April 2016.

In addition, Dr. Lan Huang, paid for certain general administrative and research and development expenses on behalf of the Company during the six months ended June 30, 2016 and 2017. Such amounts paid on behalf of the Company are unsecured, interest-free and repayable on demand.

Due to related parties consist of the following:

	December 31,	June 30,
	2016	2017
	(Audited)	(Unaudited)

Due to Dr. Lan Huang	210	2

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

4.	Related party transactions (continued)

Wanchun Biotech as a noncontrolling shareholder controlled by the Founders

On January 13, 2017, Wanchunbulin entered into purchase contracts with Dalian Wanchun Biotechnology Co., Ltd. (‘‘Wanchun Biotech”) to purchase drugs from Wanchun Biotech for clinical research purpose. During the six months ended June 30, 2017, Wanchun Biotech purchased drugs amounting to $547 (RMB3,770) from third party vendors and sold to Wanchunbulin without any margin.

5.	Income taxes

There is no provision for income taxes because the Company and its subsidiaries were in a cumulative loss position for the six months ended June 30, 2016 and 2017.

The Company recorded a full valuation allowance against deferred tax assets for all periods presented. No material unrecognized tax benefits and related interest and penalties were recorded in any of the periods presented.

6.	Equity

The movement of equity is as follows:

	Ordinary shares	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Noncontrolling interests	Total equity

Balances at January 1, 2017 (audited)	2	44,369	(32,128)	(91)	147	12,299
Issuance of ordinary shares (unaudited)	-	89,443	-	-	-	89,443
Share-based compensation (unaudited)	-	7,331	-	-	1,425	8,756
Foreign currency translation loss (unaudited)	-	-	-	(3)	(2)	(5)
Net loss (unaudited)	-	-	(60,737)	-	(1,850)	(62,587)

Balances at June 30, 2017 (unaudited)	2	141,143	(92,865)	(94)	(280)	47,906

Balances at January 1, 2016 (audited)	2	29,119	(20,118)	(53)	708	9,658
Foreign currency translation loss (unaudited)	-	-	-	(23)	(16)	(39)
Net loss (unaudited)	-	-	(5,389)	-	(203)	(5,592)

Balances at June 30, 2016 (unaudited)	2	29,119	(25,507)	(76)	489	4,027

7.	Restricted net assets

As a result of PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of June 30, 2017, amounts restricted were the net assets of the Company’s PRC subsidiaries, which amounted to $2,000.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

8.	Net loss per share

Basic and diluted net loss per share attributable to ordinary shareholders was calculated as follows:

	Six months ended June 30,
	2016	2017
	(Unaudited)	(Unaudited)

Numerator:
Net loss attributable to BeyondSpring Inc.—basic and diluted	$(5,389)	$(60,737)

Denominator:
Weighted average number of ordinary shares outstanding—basic and diluted	15,750,000	19,916,446

Net loss per share —basic and diluted	$(0.34)	$(3.05)

The effects of restricted shares were excluded from the calculation of diluted earnings per share as their effect would have been anti-dilutive during the six months ended June 30, 2017.

9.	Commitments and contingencies

Operating lease commitments

The Company has several operating leases, primarily for offices. Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases, and the terms of the leases do not contain rent escalation, contingent rent, renewal, or purchase options.

Rental expenses incurred under operating leases for the six months ended June 30, 2016 and 2017 amounted to $54 and $95, respectively.

The following table summarizes the future minimum lease payments under the operating lease as of June 30, 2017:

$

Year ending December 31, 2017	103
Year ending December 31, 2018	64

Total	167

Royalty payment

As part of the consideration to the seller for acquiring the worldwide patent of Plinabulin excluding the PRC and Hong Kong, Wanchun Biotech was required to pay royalties on a quarterly basis equal to 20% of gross proceeds from the sales of the product, commencing on the first commercial sale of such product for ten years.

On February 2, 2015, the Company, Wanchun Biotech and Fortis Advisors LLC, in its capacity as an agent of the former stakeholders of the seller of the patent of Plinabulin transferred to Wanchun Biotech, entered into an agreement to terminate such royalty payment arrangements. The termination agreement would be effective upon the consummation of the Company’s IPO in the United States. If the IPO was consummated within three years following the agreement date, the Company was required to issue and allot such number of ordinary shares representing 10% of the Company’s fully-diluted equity capitalization immediately prior to the IPO to a single corporate entity designated by the seller in lieu of the royalty payment. In connection with the Company IPO on the NASDAQ Capital Market completed on March 14, 2017, the Company issued 2,112,963 ordinary shares to Nereus Trust, an entity designated by the seller, and the royalty payment arrangements were terminated. The cost of such patent acquired and expensed off as research and development expense was $42,259, which is determined based on the fair value of such ordinary shares of $20 per share.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

10.	Share-based compensation

On February 24, 2017, in connection with the IPO, the Company’s board of directors and shareholders approved a new equity compensation plan, the 2017 Omnibus Incentive Plan, which became effective on March 9, 2017, to provide an additional incentive to selected officers, employees, non-employee directors, independent contractors and consultants of the Company (the “Participants”) under certain conditions. Under the 2017 Omnibus Incentive Plan, the maximum number of the Company’s ordinary shares reserved for issuance is 2,137,037 shares.

In April and May 2017, the Company granted a total of 1,137,037 restricted shares under the 2017 Omnibus Incentive Plan. The restricted shares were subject to service conditions vesting on various schedules for the Participants and certain performance conditions with respect to the research and development progress.

The following table summarizes total share-based compensation expense recognized for the six months ended June 30, 2016 and 2017:

	Six months ended June 30,
	2016	2017
	(Unaudited)	(Unaudited)

Research and development	-	6,930
General and administrative	-	1,826

Total	-	8,756